UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 10, 2015
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on June 10, 2015, entitled "Election to Statoil's board of directors".

Election to Statoil's board of directors

In a meeting in the Corporate Assembly of Statoil ASA (OSE:STL, NYSE:STO) on 9 June 2015 Øystein Løseth was elected as new chair and Roy Franklin as a new member and deputy chair of Statoil's board of directors.

Chair of the board Svein Rennemo and board member Jim Mulva had in advance informed the nomination committee that they did not wish to stand for re-election in 2015. Bjørn Tore Godal, Jakob Stausholm and Marjan Oudeman were re-elected as members of the board of directors. Board member Rebekka Glasser Herlofsen, who was elected to the board from 19 March 2015, has been elected until the ordinary election of shareholder-elected members to the board of directors in 2016.

Øystein Løseth has been a member of Statoil ASA's board of directors since 1 October 2014 and is a member of the board's audit committee. Løseth has significant top managerial experience in the energy sector, with particular expertise and experience from the European energy market. He worked in Vattenfall AB from 2009 to 2014, first as an Executive Vice President and then as the company's Chief Executive Officer from 2010. In the period 2003 - 2009, Løseth worked for the Dutch energy company NUON, first as Division Managing Director, then as Managing Director and Chief Executive Officer. In addition, he has extensive management experience from Statkraft and Statoil within strategy and business development. Løseth is a Norwegian citizen, and graduated as M.Sc. from the Norwegian University of Science and Technology and as B.Sc. in Business Management from BI Norwegian School of Management in Bergen.

Roy Franklin was a member of the board of directors of StatoilHydro from October 2007, and Statoil's board of directors from November 2009 until June 2013. He has previously been the chair of both the board's safety, sustainability and ethics committee and the board's audit committee. Franklin has broad leadership experience from the oil and gas industry, including from BP, Paladin Resources and Clyde Petroleum. He has a bachelor of Science in Geology from the University of Southampton, UK. Franklin is a British citizen resident in the UK where he in 2004 was awarded an OBE (Order of the British Empire) for services to the UK oil and gas industry.

The election enters into effect from 1 July 2015 and until the ordinary election of shareholder-elected members to the board of directors in 2016. All candidates were elected in accordance with the proposal from the nomination committee.

Furthermore, the corporate assembly re-elected Lill-Heidi Bakkerud, Ingrid Di Valerio and Stig Lægreid as employee-elected members of Statoil's board of directors. Per Steinar Stamnes, Per Gunnar Stavland og Kjetil Hansen Melvær (with this priority) were elected as deputy members for the employee-elected board members.

The employee-elected members to the board of directors enters into effect from 1 July 2015 and the members have been elected for a period of two years.

Contacts:

  Olaug Svarva, chair of the nomination committee
  All enquiries to be directed through Statoil Corporate Press Office, Jannik Lindbæk, +47 977 55 622.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: June 10, 2015	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer